Envista Holdings Corporation
200 S. Kraemer Blvd., Building E
Brea, California 92821
December 5, 2019
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness
Envista Holdings Corporation
Registration Statement on Form S-4 and Form S-1 (File No. 333-234714)
Ladies and Gentlemen:
Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Envista Holdings Corporation (the “Registrant”) hereby respectfully requests that the effectiveness of the Registration Statement on Form S-4 and Form S-1 (File No. 333-234714) filed by the Registrant on November 15, 2019 (the “Registration Statement”) be accelerated by the Securities and Exchange Commission so that it may become effective at 4:00 p.m. (Eastern time) on December 9, 2019, or as soon as practicable thereafter.
Please call Thomas W. Greenberg of Skadden, Arps, Slate, Meagher & Flom LLP, at (212) 735-7886, to confirm the effectiveness of the Registration Statement.

Very truly yours,

Envista Holdings Corporation

By:	/s/ Mark E. Nance
	Name:	Mark E. Nance
	Title:	Senior Vice President, General Counsel and Secretary

cc:	James F. O’Reilly
(Danaher Corporation)